

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 10, 2016

<u>Via E-Mail</u>
Mr. Andre Bergstein, Chief Financial Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil

> **Re: Gafisa S.A.**
> **Form 20-F for the year ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 1-33356**

Dear Mr. Bergstein:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ John Cash

                                          John Cash
                                          Branch Chief
                                          Office of Manufacturing and
                                          Construction

Cc: Mr. Manuel Garciadiaz, Davis, Polk & Wardwell LLP